Exhibit 99.1
CAPITALIZATION AND INDEBTEDNESS
     The following table presents our consolidated capitalization in accordance with International Financial Reporting Standards (IFRS) as of July 31, 2008. It is important that you read this table together with, and it is qualified by reference to, our audited consolidated financial statements set forth in our Annual Report on Form 20-F filed with the SEC on June 27, 2008.

	As of July 31, 2008
	NOK	U.S.$
Short-term debt (commercial paper and current portion of bond debt) *	105,554.8	20,545.1
Long-term debt (excluding current portions)
Bonds	99,139.0	19,296.4
Subordinated debt	1,275.2	248.2
Total long-term debt	100,414.2	19,544.6
Capital contr. securities NOK	481.8	93.8
Shareholders’ equity
Share capital	2,771.1	539.4
Other Equity	905.9	176.3
Share premium reserve	173.4	33.8
Net income for the period	23.0	4.5
Total shareholders’ equity	3,873.4	754.0

Total capitalization	210,324.2	40,937.5

*	All our debt is unsecured and unguaranteed.

For the convenience of the reader, U.S. dollar amounts above have been translated from Norwegian krone at the rate of NOK 5.1377 = U.S.$1.00, the noon buying rate of the Central Bank of Norway on July 31, 2008.